July 15, 2022TSX: SAM

Starcore closes Private Placement

Vancouver, B.C.   Starcore International Mines Ltd. (the “Company”) is pleased to announce that it has closed its non-brokered private placement (the “Financing”), raising $1,200,000 in gross proceeds through the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders (which notice may be by way of general news release), reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

Aggregate compensation of $48,000 was paid by the Company to Rodea GmbH as finders’ fees for the portion of the Financing attributable to their efforts.

All of the securities issued pursuant to this Financing are subject to a hold period of four months plus one day.

The Company has now 55,646,851 common shares issued and outstanding.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

Suite 750 – 580 Hornby Street, Box 113 Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com     website:  www.starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.